Otis Gallery LLC

335 Madison Ave, 16th Floor

New York, NY 10017

March 24, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Charlie Guidry

Re:Otis Gallery LLC

Post Qualification Amendment No. 5

To Offering Statement on Form 1-A

Qualified on July 17, 2019

File No. 024-10951

Ladies and Gentlemen:

We are filing today with the U.S. Securities and Exchange Commission (the “SEC”) post-qualification amendment no. 5 to the offering statement of Otis Gallery LLC (the “Issuer”) on Form 1-A (the “Offering Statement”).  We would like to point out to the Staff of the SEC that in addition to the adding several new series and related conforming changes, we have made several revisions to the Offering Statement (from the disclosure contained in post-qualification amendment no. 4 to the Offering Statement) that are intended to conform to changes that our affiliate, Otis Collection LLC (“Otis Collection”), made in response to comments from the staff of the SEC to the offering statement filed Otis Collection for its securities offering.  Otis Collection is similar to the Issuer in many respects and we felt that any comments of the Staff applicable to Otis Collection would also be applicable to the Issuer.

Please do not hesitate to contact the undersigned at (332) 201-5259 or, our counsel, Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100) if you have any questions regarding the Offering Statement.

Sincerely,

Otis Gallery, LLC

By: Otis Wealth, Inc., its managing member

By: /s/ Michael Karnjanaprakorn

     Michael Karnjanaprakorn

     Chief Executive Officer

cc:Louis A. Bevilacqua, Esq.